EXHIBIT 99.9

Media Release
Rio Tinto and Government of Mongolia agree to adjust Oyu Tolgoi shareholder loan interest rate
30 June 2026

ULAANBAATAR, Mongolia – Rio Tinto and the Government of Mongolia have reached agreement to adjust the shareholder loan interest rate for the Oyu Tolgoi project1, in line with the requirement under the Shareholders Agreement to periodically review the appropriateness of the rate.

Rio Tinto and the Government of Mongolia have also agreed to work together to resolve matters relating to the Entrée mine lease areas in a timely manner and bring forward distributions to shareholders.

Rio Tinto Copper Chief Executive Katie Jackson said: “This agreement, along with the agreement in principle on management fees reached in May, demonstrates Rio Tinto’s ongoing commitment to the long-term success of Oyu Tolgoi and our partnership with the Government of Mongolia. The adjusted rate reflects a forward-looking assessment of Oyu Tolgoi’s risk profile as the project matures to a lower risk, steady state operation that will achieve its full potential for the benefit of all parties.”

The ramp up of production at Oyu Tolgoi remains on track to deliver an average of around 500ktpa2 of copper from 2028 to 2036. As the largest-ever foreign direct investment made in Mongolia, Oyu Tolgoi employs around 17,000 people, 97.8% of which are Mongolian, and has returned $6.1 billion in taxes, fees, and other payments since 2010.

1 Oyu Tolgoi LLC is jointly owned by Rio Tinto, which holds a 66% interest, and the Government of Mongolia, through Erdenes Oyu Tolgoi, which owns 34%.

2 100% basis and stated as recoverable metal.

Media Release

Contacts

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin M +61 419 103 454	Media Relations, Canada Vanessa Damha M +1 514 715 2152 Malika Cherry M +1 418 592 7293 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480
Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714

riotinto.com